EXHIBIT (j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of the Sterling Capital Funds:

We consent to the use of our report dated November 28, 2011, with respect to the financial statements of the Sterling Capital Corporate Fund and the Sterling Capital Securitized Opportunities Fund, two of the funds constituting Sterling Capital Funds, as of September 30, 2011, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Disclosure of Portfolio Holdings – Disclosure to the Funds’ Service Providers” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

January 27, 2012